Rancon Realty Fund IV A California Limited Partnership 400 South El Camino Real, Suite 1100 San Mateo, California 94402 (650) 343-9300 Investor Services toll-free 888-909-7774

May 9, 2007

Dear Limited Partners of Rancon Realty Fund IV:

The MacKenzie Tender Offer

On May 1, 2007, a group of real estate investment funds managed or advised by MacKenzie Patterson Fuller, LP (collectively, the “Purchasers”) commenced an offer to purchase up to 6,584 units of limited partnership interests (“Units”) of Rancon Realty Fund IV (the “Partnership”) at a price of $725 per Unit, less the amount of any distribution made or declared by the Partnership with respect to the Units between May 1, 2007, and June 5, 2007, or such later date to which the offer may be extended, in cash, without interest. I refer to the Purchasers’ offer in this letter as the “Tender Offer.” As of May 1, 2007, there were 65,830 Units outstanding. The address of the Purchasers, as disclosed in their recent U.S. Securities and Exchange Commission filing, is 1640 School Street, Moraga, California 94556.

Our Position

The Purchasers are not associated with Rancon Realty Fund IV or the General Partners of the Partnership. Neither the Tender Offer nor the information contained in the Purchasers’ Offer to Purchase is endorsed by your Partnership or the General Partners. Whether to accept the Purchasers’ Tender Offer to purchase your Units is an individual decision that only you can make and, for that reason, the Partnership expresses no opinion on the Purchasers’ Tender Offer, neither recommending its acceptance nor its rejection. What is important is that you make an informed decision in considering whether to tender your Units to the Purchasers. In reviewing the Purchasers’ Tender Offer, please consider the following factors:

Factors to Consider

•	You are not obligated to take any action regarding this Tender Offer.

•

We anticipate that the Partnership will make a distribution of $13.80 per Unit on or before the termination date of the Tender Offer. Taking into account this anticipated distribution; the Tender Offer is therefore for up to 6,584 Units at $711.20 per Unit, not $725 per Unit.

•	By their own evaluation of the Units, the Purchasers believe them to be worth $788 per Unit, $63 more per Unit than the Purchasers are offering you for your Units.

•

In their Tender Offer of September 2006, a related group of purchasers stated that, by their own evaluation of the Units, they believed the Units then to be worth $1,086 each, which was $386 more per Unit than they offered at the time.

•

Your Partnership continues to offer to redeem outstanding Units at $805 per unit. Our redemption program, which we have pursued now for nearly seven years, is pursuant to authority granted to us under the Partnership Agreement of the Partnership, which permits redemptions as long as they do not impair the capital or operations of the Partnership. For 2007, we have budgeted $200,000 for redemption of outstanding Units. For 2007, through May 1, the Partnership has redeemed 14 Units at $805 per Unit. We have thus expended $11,270 for 2007 to date, leaving $188,730 remaining in our budget for the redemption of Units in the remainder of 2007 (or 234 Units at $805 per Unit).

•	As the Purchasers concede, they are “making the Offer ...with the intention of making a profit from the ownership of the Units”

•

The MacKenzie Group has consistently, over time, raised the price it is willing to pay for Units in your Partnership, as illustrated by the following chart of the price per Unit offered by the MacKenzie Group in prior tender offers for Units in the Partnership:

Year	MacKenzie Patterson Group Offer
2000	$225 per Unit
2001	$292 per Unit
2002	$300 per Unit
2003	$325 per Unit
2004	$415 per Unit
2005	$560 per Unit
May 2006	$675 per Unit
September 2006	$700 per Unit
May 2007	$725 per Unit

•

If you accept the Tender Offer and sell your Units to the Purchasers, according to the Purchasers, you will waive your right to resolve any dispute that may arise between you and the Purchasers (including any failure by the Purchasers to pay for your Units) in a court of law, including before a jury of your peers. Furthermore, even if you are a resident of a state other than California, the Purchasers could bring an action against you in California, to resolve any dispute between the Purchasers and you.

Additional Considerations

•

Glenborough’s Purchase of Units. Glenborough, LLC (“Glenborough”) manages the Partnership’s properties. Through May 1, 2007, affiliates of Glenborough had purchased 5,270 outstanding Units of the Partnership at an average purchase price of $850 per Unit, and holds an 8.01% interest in the Partnership. Glenborough is knowledgeable about the properties of the Partnership.

•

Future Prospects. There can be no certainty as to the future prospects of any investment. However, we believe there are many positive aspects to your investment that you should take into account in evaluating the Purchasers’ Tender Offer. These include:

•

New Construction. North River Place, a 75,000 square foot, three-story multi-tenant office building, is scheduled to be substantially completed by mid-2007. This increase in space available for lease will provide your Partnership with additional opportunities for growth in rental income.

•

Creating Value. Recently, Carnegie Business Center (CBC) was upgraded from an industrial property to Class C office space. We believed that the higher rents paid for office space versus industrial space would increase the net operating income of the property. By the end of 2005, the redeveloped property was completed and 89% occupied, and as of December 2006, the property was 100% occupied. As a result, the net operating income of the CBC was $666,198 for the year 2006, exceeding the projected income stated in the 2005 Annual Update by $6,000.

•

Increased Occupancy and Revenue. As of December 31, 2006, operating revenue increased 26% over the same period in 2005, primarily due to increases in occupancy at Vanderbilt Plaza, Carnegie Business Center I and Service Retail Center.

•

Current Financial Condition In considering whether to sell your Units you should carefully review the recent reports of the Fund, including the Partnership’s 2006 Annual Report on Form 10-K, available at the SEC’s website at http://www.sec.gov.

•

Partnership Distributions. In considering whether to sell your Units, you should take into account the alternative of continuing to hold them and receiving future distributions, if any. As we have said in many of the previous communications with our limited partners, the cash distributions to limited partners continue to increase each year. From 2000 to 2006, per Unit cash distributions increased from $10.00 to $24.61, a 146% increase. We further anticipate making cash distributions of approximately $13.80 per Unit in each of May 2007 and November 2007, for a total of $27.60 per Unit in 2007 which, if made, would represent a 176% increase over our 2000 cash distribution.

The chart below illustrates the per Unit cash distributions for each of the past seven years and the estimated distributions for 2007:

Cash Distributions* Per Unit Per Year

Distributions are from cash from operations, sales, refinancing or a combination of the three, a portion of which may be considered a return of capital.

Selling your Units now to the Purchasers would mean that you would receive $725, less the distribution payable in at the end of May 2007, which is expected to be $13.80 per Unit. You would therefore receive approximately $711.20 per unit.

Other Options

Whatever you do, do not make a hasty decision. Confer with your broker and/or financial and tax advisors, decide if you wish to sell your Units now, and if you do wish to do so, explore other liquidity options prior to making any decision to sell your Units to the Purchasers.

You have several alternatives if you wish to liquidate your investment. We are not endorsing the idea that limited partners should liquidate their holdings now. However for those of you considering the liquidation of your investment now, you have a number of alternatives:

•	Take advantage of the Partnership’s redemption program.

•	Contact other investors on our resale list, available by request to Investor Services, toll free at 888-909-774, or by email to ppsi@myinvestment.com.

•	Sell to an auction firm, such as the American Partnership Board (“APB”). Contact APB at 800-736-9797 for their procedures and the fees and commissions involved.

•

Consider gifting your Units to a charity. If you transfer your Units to a charitable organization, the transfer fees normally charged for such transaction would be waived. Consult with your tax and financial advisers about the benefits of gifting your Units.

Certain Information Concerning the General Partners

The general partners of the Partnership are Daniel L. Stephenson (“DLS”) and Rancon Financial Corporation (“RFC”). RFC is wholly owned by DLS. DLS and RFC are collectively referred to as the “General Partners.” The Partnership has no employees.

Distributions made by the Partnership are made either from the Cash From Operations or Cash From Sales or Refinancing (as such terms are defined in the Partnership’s Partnership Agreement).

Cash From Operations includes all cash receipts from operations in the ordinary course of business (except for the sale, refinancing, exchange or other disposition of real property in the ordinary course of business) after deducting payments for operating expenses. All distributions of Cash From Operations are paid in the ratio of 90% to the limited partners of the Partnership and 10% to the General Partners.

Cash From Sales or Refinancing is the net cash realized by the Partnership from the sale, disposition or refinancing of any property after repayment of applicable mortgage debt and all expenses related to the transaction, together with interest on any notes taken back by the Partnership upon the sale of a property. Distributions of Cash From Sales or Refinancing are generally allocated as follows: (i) first, 1 percent to the General Partners and 99 percent to the limited partners until the limited partners have received an amount equal to their capital contributions, plus a 12 percent return on their unreturned capital contributions (less prior distributions of Cash from Operations); (ii) second, to limited partners who purchased their Units prior to April 1, 1985, to the extent they receive an additional return (depending on the date on which they purchased the Units) on their unreturned capital of either 9 percent, 6 percent or 3 percent (calculated through October 31, 1985); and (iii) third, 20 percent to the General Partners and 80 percent to the limited partners. A more detailed statement of these distribution policies is set forth in the Partnership Agreement.

In 2006, the Partnership distributed from operations $1,623,000 to the limited partners and $180,000 to the General Partner.

In 2005, the Partnership distributed from operations $1,420,000 to the limited partners and accrued distributions of $157,000 for the General Partners. The accrued distributions were paid to the General Partners in January 2006.

In 2004, the Partnership distributed from operations $1,227,000 to the limited partners and $184,000 to the General Partners, of which $113,000 was accrued and paid to the General Partners in January 2005.

DLS, through an IRA, owns four outstanding Units of the Partnership, and the Daniel L. Stephenson Family Trust owns 100 outstanding Units of the Partnership, in each instance and in the aggregate representing less than 1% of the outstanding Units of the Partnership.

Neither of the General Partners intends to tender or sell its or his Units to the Purchasers pursuant to the Tender Offer and, to the best of our knowledge, after making reasonable inquiry, no affiliate of the Partnership or of the General Partners intends to tender or sell Units to the Purchasers pursuant to the Tender Offer.

Other than as described above with respect to distributions made by the Partnership to the General Partners, during the years ended December 31, 2006, December 31, 2005 and December 31, 2004, the Partnership did not pay any compensation to the General Partners or affiliates of the General Partners.

Redemptions Within the Past 60 Days

As described above, the Partnership has a redemption program pursuant to which it redeems outstanding Units of the Partnership from time to time. During the past 60 days, the Partnership, as buyer, has redeemed Units as follows:

Date of Purchase	No. of Units Purchased	Price Paid Per Unit
March 31, 2007	4	$805

The outstanding Units of the Partnership are not traded on any organized exchange or in the over-the-counter market. Each of the redemptions listed above was made by the Partnership in response to requests for redemption made by limited partners of the Partnership. The redemption price – $805 per Unit – was announced by the Partnership to the limited partners in January 2007.

Other than as disclosed above, neither the Partnership nor the General Partners of the Partnership have purchased or sold any Units of the Partnership during the past 60 days.

Person/Assets, Retained, Employed, Compensated or Used

No person has been retained by the Partnership to make solicitations or recommendations in connection with the Purchasers’ Tender Offer. The General Partners and the Partnership’s investor services representatives will respond to inquiries made by limited partners of the Partnership with respect to the Tender Offer. None of these persons will receive extra compensation for their responding to such inquiries.

Sincerely,

Daniel L. Stephenson

General Partner

This letter does not constitute financial advice. The information in this letter does not take into account your personal financial objectives, financial situation or needs. It is therefore important that you seek your own advice on how to manage your investment in Rancon Fund IV. However if you have any further questions about matters raised in this letter, feel free to contact Investor Services, toll-free, at 888-909-7774, or write to us at 44700 Industrial Drive, Suite B, Fremont CA 94538.

Caution Concerning Forward-Looking Statements

Statements in this report containing the General Partner’s and the Partnership’s projections of future values of the outstanding Units of the Partnership, its properties and assets, and its revenues and income, discussing the plans and objectives of the General Partner and the Partnership for future operations, addressing the development of the Partnership’s parcels, discussing the sale or continued holding of the Partnership’s properties, and our statements of the assumptions underlying our discussion of future events, are all considered “forward-looking statements” under securities law. These statements are typically characterized by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” or similar expressions. Please appreciate that the actual results of the operations of the Partnership, and the actual development and sale of its properties, may differ materially from those contained in any forward-looking statement. Important factors that could cause actual results to differ materially from those in the forward-looking statements in this report include –

•	Delays in the development of the parcels owned by the Partnership;

•	Cost increases incurred in the development of the Partnership’s properties over the costs projected;

•	Delays in securing permits and other authorizations required to develop and complete the Partnership’s properties;

•

The Partnership’s inability to secure financing to complete the development of its properties, or such financing being available to the Partnership only on terms that will not enable the Partnership to achieve its projected financial results;

•	Delay in the leasing of Partnership properties;

•	The rental of the Partnership’s properties at lease rates less than the rates projected, or vacancy rates higher than those projected;

•	The tenants of the Partnership’s properties failing to make rental payments or otherwise failing to comply with the terms of their leases;

•	The occurrence of fires or other unexpected events that damage the Partnership’s properties.